SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 001-33535

Spreadtrum Communications, Inc.

(Translation of Registrant’s Name Into English)

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F       X                 Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                          No       X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                          No       X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                          No       X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Spreadtrum Communications, Inc. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press Release, dated February 16, 2009, entitled “Spreadtrum Announces World’s First TD-SCDMA/HSDPA/EDGE/GPRS/GSM Single-chip RF Transceiver.”

Exhibit 99.2:	Announcement entitled “Spreadtrum Communications, Inc. Appoints New Vice President of Operations.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spreadtrum Communications, Inc.

By:	/s/ Leo Li
Name:	Leo Li
Title:	Chief Executive Officer

Date: March 12, 2009

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press Release, dated February 16, 2009, entitled “Spreadtrum Announces World’s First TD-SCDMA/HSDPA/EDGE/GPRS/GSM Single-chip RF Transceiver.”

Exhibit 99.2:	Announcement entitled “Spreadtrum Communications, Inc. Appoints New Vice President of Operations.”

Exhibit 99.1

Spreadtrum Announces World’s First TD-SCDMA/HSDPA/EDGE/GPRS/GSM Single-chip RF Transceiver

-The QS3200 RF transceiver features high integration and low power consumption and provides 2G/2.5G/3G/3.5G multimode support.

Barcelona, Spain—February 16, 2009—Spreadtrum Communications, Inc. (NASDAQ: SPRD) (the “Company”), one of China’s leading wireless baseband chipset providers, today announced its new RF transceiver solution, the QS3200, the world’s first single-chip RF transceiver to support TD-SCDMA/HSDPA/EDGE/GPRS/GSM standards during the 2009 GSMA Mobile World Congress. Followed by the GSM/GPRS single-chip RF transceiver, the QS500, and the GSM/GPRS/EDGE single-chip RF transceiver, the QS1000, today Spreadtrum announced the QS3200, the world’s first single-chip RF transceiver to support multimode such as 2G/3G/3.5G. The QS3200 offers great improvement over the other TD-SCDMA RF chip on signal transmission, reception, and power amplification in addition to the integrated features and low power consumption in Spreadtrum’s other chip solutions. The launch of the QS3200 makes Spreadtrum one of the total solution providers in the wireless communications market and takes a positive step forward in commercializing TD-SCDMA technology. Spreadtrum will showcase the QS3200 product at its business hospitality suite, Hall 4 Level 4 Stand 4.4HS50.

High integration and cost-effective RF solution

The QS3200 is a dual-band TD-SCDMA and a quad-band EDGE transceiver. Implemented in low cost, bulk CMOS, it is optimized to meet the challenges of today’s small form factor, power efficient, high performance cellular handsets.

Currently smallest TD-SCDMA/EDGE RF transceiver

The QS3200 is available in a 9mm x 9mm QFN64 package. Owing to its single-chip design, the size of the PCB using the QS3200 solution can be smaller than 600 mm2.

Excellent RF Performance

The QS3200 supports HSDPA and HSUPA, and it exceeds all requirements of 3GPP TS 25.102. The TX EVM (Error Vector Magnitude) for TD-SCDMA HSPA < 3% and the RX EVM for TD-SCDMA HSPA < 5%.

Support external host chipsets

It supports a wide range of external front end components including the entire family of SC8800 series dual mode baseband and other TD-SCDMA basebands. SPI control interface is used in the QS3200. Both analog I/Q as well as LVDS interfaces are supported in the TD system. Analog I/Q is supported in the GSM system.

About shipment

The QS3200 chip is sampling now and is expected to be available in commercial quantity in the second quarter of this year.

About Spreadtrum:

Spreadtrum Communications, Inc. (Nasdaq: SPRD; “Spreadtrum”) is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly-integrated baseband processors with multimedia functionality and power management. Spreadtrum offers terminal manufacturers a comprehensive portfolio of highly-integrated baseband processor solutions, as well as multimedia chips, RF chips, protocol software and software application platforms. Spreadtrum has developed its solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich and meet their cost and time-to-market requirements. For more information, please check: www.spreadtrum.com

Safe Harbor Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of the QS3200 in being a great improvement on the capability of transmitting, receiving signals and power amplifying; the effectiveness of the QS3200 in advancing the commercialization of 3G Technology; the ability of the QS3200 in meeting the challenges of today’s design requirements of cellular handsets; and the expected timing for launch of the QS3200. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, uncertainty regarding the pace of the commercial deployment of TD-SCDMA, HSDPA and EDGE, market acceptance of TD-SCDMA , HSDPA and EDGE technologies, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for handsets; the state of and any change in Spreadtrum’s continued relationship and their relationship with major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the annual report on Form 20-F filed on June 30, 2008, especially the sections under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and such other documents that the Company may file or furnish with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Media Contact:

Spreadtrum Communications

Kathy Zhou

Tel: +86-21-5080-2727

Email: news@spreadtrum.com

Exhibit 99.2

Spreadtrum Communications, Inc. Appoints New Vice President of Operations

Spreadtrum Communications, Inc. (the “Company”), by submitting this Form 6-K, announces that Harry Qin, its vice president of operations, has resigned from the Company to return to the US. The Company has promoted Brian Chen, previously the Company’s senior director of operations, to be its new vice president of operations.

Commenting on the transition, Dr. Leo Li, Spreadtrum’s president and CEO, said, “We wish to thank Harry for the contribution he has made over the past 8 years and understand his desire to spend more time with his family in the US. We are pleased to have Brian as our new vice president of operations. Since joining the Company in 2007, Brian has directed our operations functions, including procurement, logistics, manufacturing, and quality assurance. Over the last 2 years his team has, among other things, revamped our supply chain strategy to reduce manufacturing costs, introduced IC cost modeling methodology to enable better forecasting of manufacturing cost, and strengthened the Company’s QA capabilities. He also played a critical role in our passing of a recent quality system audit by one of our key customers.”

Prior to joining Spreadtrum, Mr. Chen served as a member of technical staff, technical manager, and account manager at TSMC North America from 2002 to 2007. Prior to that, he also worked at Mosel Vitelic and Altera as a device engineer. Mr. Chen received a BS degree in materials science and engineering from Tsinghua University in Taiwan and a MS degree in materials science and engineering from Stanford University.